Form 51–102F3
MATERIAL CHANGE REPORT

PART 1          GENERAL INSTRUCTIONS AND INTERPRETATION

(a)      Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)      Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)      Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)      Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)      Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2          CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8

Telephone: (604) 685-6375

Item 2.	Date of Material Change

July 28, 2005

Item 3.	News Release News Release dated July 28, 2005 was disseminated via Stockwatch and filed on SEDAR on July 28, 2005.

Item 4.	Summary of Material Change Evolving Gold Corp. (the “Company”) announced that the Company has begun trading on the Nasdaq Over-the-Counter Bulletin Board (“OTCBB”) under the symbol EVOGF.

Item 5.

Full Description of Material Change

The Company has begun trading on the OTCBB under the symbol EVOGF. The Company filed its 20F registration statements with the Securities and Exchange Commission (“SEC’). Subsequently, the Company submitted a 15C-211 to the NASD through Public Securities, of Spokane, Washington, the Company's sponsoring market maker. The Company received confirmation of the application to the NASD on July 25, 2005. The Company will continue to maintain its full listing in Canada on the Canadian Trading and Quotation System (CNQ: GOLD).

The Company will continue work on its Winnemucca Mountain Property in Nevada. Currently, its land position is 272 claims covering approximately 2,115 hectares (5,226 acres). The Company has completed a detailed compilation of existing data and has made preliminary geological investigations on site in preparation for a 2005 fall field program. Field work will consist of surface geological mapping, geophysical surveying of newly-interpreted target trends, and drilling of the higher-priority targets.

In addition, the Company is currently compiling all existing data in preparation for a field program on its Labrador Property, which will include additional geochemical and geophysical surveys (including deep-probing Horizontal Loop EM), geological mapping and drilling in the fall/winter of 2005.

The Company will be continuing its work commitments at the Murray Lake Property. During the summer/fall, the Company will be doing some further fieldwork, geological mapping and identifying future drill targets.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 14th day of December, 2006.

“Lawrence A. Dick”
________________________________
Lawrence A. Dick
President